FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

CFM Corporation
460 Admiral Boulevard
Mississauga, Ontario
L5T 3A3

Item 2 Date of Material Change

November 1, 2004

Item 3 News Release

A news release in respect of a material change was issued in Mississauga, Ontario over CCNMatthews news wire service on November 1, 2004. A copy of the news release is attached.

Item 4 Summary of Material Change

On November 1, 2004, CFM Corporation updated its outlook on its fiscal 2005 barbecue business and announced the resignation of Mark Proudfoot as the Company’s President and Chief Operating Officer.

Item 5 Full Description of Material Change

Earlier this year, the Company announced that it had secured significant incremental product placement with certain key mass merchant customers in excess of $100 million. Due to significant increases in costs during the period between the previous announcement and the current date, CFM anticipates that the contribution to earnings associated with this previously announced barbecue placement will be minimal. This increased placement relates to barbecue grills manufactured in both China and Canada. Increased costs of steel have raised the cost of manufacture of certain of the Chinese-produced grills. With respect to the grills manufactured in Canada, the cost of producing these grills has also increased due to rising steel costs, distribution costs, as well as the dramatic strengthening of the Canadian dollar against the U.S. dollar.

The Company also acknowledged the sensitivity of its results for fiscal 2005 to changes in the Canadian/U.S. exchange rate. The Company anticipates that every $0.01 change in the value of the Canadian dollar to the U.S. dollar will result in a $0.012 change in the Company’s reported earnings per share.

CFM also announced today that Mark Proudfoot resigned as the Company’s President and Chief Operating Officer effective today. Mark Proudfoot’s current duties will be assumed on an interim basis by Colin Adamson, the Company’s Chairman and Chief Executive Officer.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

No reliance.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Sonya Stark
Director, Corporate Affairs, Investor Relations
and Corporate Secretary
Tel: (905) 670-7777

Item 9 Date of Report

November 1, 2004

460 Admiral Boulevard
Mississauga, Ontario, L5T 3A3
Tel: (905) 670-7777
Fax: (905) 670-7915
E-mail: cfm@cfmcorp.com
Website: www.cfmcorp.com

PRESS RELEASE	SYMBOL: CFM-TSX

CFM CORPORATION
UPDATES OUTLOOK ON 2005 BARBECUE BUSINESS

MISSISSAUGA, ONTARIO – November 1, 2004 – Earlier this year, the Company announced that it had secured significant incremental product placement with certain key mass merchant customers in excess of $100 million. Due to significant increases in costs during the period between the previous announcement and the current date, CFM anticipates that the contribution to earnings associated with this previously announced barbecue placement will be minimal. This increased placement relates to barbecue grills manufactured in both China and Canada. Increased costs of steel have raised the cost of manufacture of certain of the Chinese-produced grills. With respect to the grills manufactured in Canada, the cost of producing these grills has also increased due to rising steel costs, distribution costs, as well as the dramatic strengthening of the Canadian dollar against the U.S. dollar.

The Company would also like to acknowledge the sensitivity of its results for fiscal 2005 to changes in the Canadian/U.S. exchange rate. The Company anticipates that every $0.01 change in the value of the Canadian dollar to the U.S. dollar will result in a $0.012 change in the Company’s reported earnings per share.

CFM also announced today that Mark Proudfoot resigned as the Company’s President and Chief Operating Officer effective today. Mark Proudfoot’s current duties will be assumed on an interim basis by Colin Adamson, the Company’s Chairman and Chief Executive Officer. The Company would like to thank Mark Proudfoot for his efforts during the past year and wishes him well in his future endeavours.

* * * * *

This press release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence, the level of housing starts and demographics, CFM’s ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, steel availability and pricing, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in detail in CFM’s Annual Information Form dated February 9, 2004 and in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this press release are made as of November 1, 2004 and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

CFM is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a line of hearth and space heating products, barbecue and outdoor products and water and air purification products. CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

FOR FURTHER INFORMATION CONTACT:

COLIN M. ADAMSON	SONYA STARK
Chairman and	Director, Corporate Affairs, Investor Relations
Chief Executive Officer	and Corporate Secretary
(905) 670-7777	(905) 670-7777